September 11, 2006

Mark Chen
Chief Executive
Pantheon China Acquisition Corp.
3106B, Office Tower A
Beijing Fortune Plaza 7 Dongsanhuan Zhonglu
Chaoyang District Beijing 100020, China

Re: Pantheon China Acquisition Corp.
Registration Statement on Form S-1
Filed on August 14, 2006
File No. 333-136590

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the National Bureau of Statistics of China. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

3.   The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state on page 20 that "[s]ince 1978, China has been one of the world's fastest growing economies in terms of GDP growth."

4.   In regard to the "private placement" of 2,083,334 warrants, please discuss how you determined that the value of the warrant was $.60.

5.   Please confirm that the underwriter's firm commitment obligation may not be cancelled if the officers, directors and special advisors elect not to purchase the 2,083,334 warrants.

6.   Please revise to disclose how you will value a proposed acquisition. For example, please disclose whether your governing documents would permit you to value a proposed acquisition at the required 80% value by infusing the acquisition target with your own capital immediately before or after the acquisition such that it reached the 80% level.

7.   Please revise throughout to characterize the warrants as "callable" and the price at which they are callable, rather than "redeemable" to reflect that investors do not have the right to redeem but rather that you have the right to call the warrants under certain circumstances.

Prospectus Cover Page

8.   It appears that your Cover Page is over one page long. Please revise to limit the Cover Page to one page. Refer to Item 501(b) of Regulation S-K.

9.   Please expand the underwriting commission footnote to disclose the value of the purchase option granted to the underwriter.

10.   Please expand your disclosure regarding the trust account to address the time period the proceeds will be held in the trust and briefly describe the conditions for releasing investors' funds from the trust.

Summary, page 1

11.   On page 37, you state that you cannot provide assurances "that [your] officers and directors will have significant experience or knowledge relating to the operations of the particular target business." Please revise this section to disclose this fact.

12.   Please revise this section to disclose that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Also, revise to disclose that your executive officers' ability to remain with the company after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination. Refer to your disclosure on page 37.

13.   Please relocate your summary "Risk" section on page 9 so that it precedes the summary of "The Offering." In addition, please revise the summary risk section to include:

- The risk of that investors funds will be held in trust for 24 months in the event you do not consummate a business combination

- The risk that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation price may be less than $5.69 per share

- The risk that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them

- The risk that an effective registration statement may not be in place when an investor desires to exercise warrants causing such warrants to be practically worthless

- The risk that an investment in your units may prove to be less favorable to investors than a direct investment, if an opportunity were available, in a target business

- The risk that you may not acquire another business directly but may provide for control over a business through contractual arrangements

Further, please clarify your disclosure that you do not satisfy the "association's policy regarding unsound financial condition" to explain the policy and how you do not satisfy it.

14. Please disclose the fact that non-accredited investors may only purchase securities in this offering if they reside in certain states, listing those states.

The Offering, page 3

Securities Offered, page 3

15. Please revise to disclose what will happen to the units after the warrants and the common stock underlying them begin to trade separately. For instance, please disclose whether the units merely expire and separate into warrants and common stock, or whether they continue to trade separately. Also, please describe what unitholder action is necessary to convert the units into their component parts.

16. We note your factor disclosure on page 13 that warrants may not be exercisable if a registration statement relating to the common stock issuable upon exercise of the warrant is not in effect at the time. However, we note that the warrants which are privately placed with insiders would continue to be exercisable for restricted shares despite the fact that the public shareholders are unable to exercise their warrants or have them redeemed. Please add additional disclosure in the summary and risk factor sections addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants. This discussion should highlight the fact that the public warrant holders' warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock. In addition, please revise your summary discussion of the redemption provisions applicable to your publicly held warrants to state, if true, that you will not call any warrants for redemption in the absence of an effective registration statement.

17. We note your statement on page 6 regarding the limited payments insiders may receive in connection with services rendered in order to effectuation the consummation of a business combination. Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

18.   We note your disclosure on page 2 and 36 that you are not required to use the trust funds to pay the purchase price of a business combination; rather you must consummate a business combination with a *value* equal to 80% of your net assets. Please revise to explain that 80% of your net assets only includes the amounts held in trust, excluding deferred underwriters discounts. In this connection we note your disclosure that "in order to consummate a business combination, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities." Please revise the summary and summary risk factors to highlight this disclosure and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose that you are not required to use only the proceeds held in trust to complete a business combination and that once released from the trust, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

19.   Please revise to include a summary of conflicts of interest.

Conversion rights for stockholders voting to reject a business combination, page 8

20.   We note your statement that stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the trust account "less any amounts distributed to us." Please revise to clarify the nature and amount of distributions that may be made to you. Further, please quantify the amount, or a range, that stockholders who reject a business combination may receive upon conversion.

Escrow of existing stockholder's shares, page 9

21.   You state that "[a]lthough the insider warrants will not be placed in escrow, our officers, directors and special advisors (and their affiliates) have agreed that the insider warrants will not be sold or transferred by them until after we have completed a business combination." Please revise to disclose whether these are written or oral agreements. If they are written, please file them as Exhibits.

Risk Factors, page 11

22.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, on page 15, you state that "[w]hile we intend to closely scrutinize any individuals we engage after a business combination."

23.   Please revise to include a risk factor discussing the fact that if you do not complete a business combination, investors' funds will be tied up in escrow for at least 24 months.

24.   Please include a separate risk factor explaining that the board is not required to obtain an independent third party appraisal in connection with determining the fair market value of an acquisition, even if the target is an affiliate or a company in which an affiliate has an interest.

Our ability to successfully effect a business combination and to be successful thereafter…, page 14

25.   Please advise us if you have employment contracts with Mark D. Chen, Christina Jun Mu and Kevin Kezhong Wu. If you do not, please revise this section to disclose this fact.

Our outstanding warrants and option may have an adverse effect on the market price of our common stock, page 18

26.   Please revise the risk factor heading to disclose that your outstanding warrants and option may also dilute the ownership interest of your shareholders.

If our existing stockholders exercise their registration rights with respect to their initial shares…, page 18

27.   You state that there could be an additional 1,250,000 shares of common stock available for trading. Please disclose the percentage of your outstanding shares, after this offering is complete, that the 1,250,000 shares would represent.

Any devaluation of currencies used in the PRC could negatively impact our target business' results of operations…, page 22

28.   We note this risk factor and the risk factor entitled Recent changes in the PRC's currency policies may cause a target business' ability to succeed in the international markets to be diminished contain repetitive disclosure. Please combine these risk factors and eliminate all repetitive disclosure.

29.   Please revise to more fully discuss the nature of the Chinese regulations with which you would be attempting to comply by effectuating contractual arrangements with owners of target businesses in China.

Use of Proceeds, page 26

30.   On page 28, you state that if you have "insufficient funds to pay the costs of liquidation your initial stockholders have agreed to advance [you] the funds necessary to complete such liquidation." Please revise to disclose whether your agreements with your stockholders are written or oral. If they are written, please file them as Exhibits. Also, please disclose whether these liquidation expenses include debts and obligations owed to target businesses or vendors.

31.   On page 50, you state that you plan to repay the loan payable to your officers from the proceeds of this offering. Please revise this section to note this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

32.   Please revise this section to include a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Proposed Business, page 33

33.   Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

Opportunities in China, page 33

34.   You state that China represents a favorable market due to "the fact that China's public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes." Please revise to explain how the fact that China's public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes represents a favorable market.

Limited ability to evaluate the target business' management, page 37

35.   You state that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. In light of the fact that you would be the acquirer in any business combination, please revise to disclose why your executive officers would only be able to remain with the company if they are able to negotiate employment or consulting agreements. Also, please revise to state with whom your executives would have to negotiate.

Conversion Rights, page 38

36.   You state that "the actual per-share conversion price will be equal to the amount
         in the trust account, inclusive of any interest (calculated as of two business days
         prior to the consummation of the proposed business combination). Please revise
         to disclose that up to $300,000 of the interest earned on the funds in the trust
         account can be used by you to fund expenses related to investigating and selecting
         a target business, income and other taxes, and your other working capital
         requirements.

Employees, page 40

37.   Please revise to disclose whether you have entered into employment agreements
         with your executive officers. If you do not have agreements with your executives,
         please revise your disclosure to state your basis for the following statements:

         •   "once management locates a suitable target business with which to complete
             a business combination, they will spend more time investigating such target
             business and negotiating and processing the business combination;" and
         •   "[you] presently expect each of [your] officers to devote an average of
             approximately 10 hours per week to our business."

Periodic Reporting and Audited Financial Statements, page 41

38.   You state that you have registered your units, common stock and warrants under
         the Securities and Exchange Act of 1934. In light of the fact that you have not
         registered your units, common stock and warrants under the Securities and
         Exchange Act of 1934 please advise or revise as necessary.

Legal Matters, page 60

39.   Please revise to disclose the remaining amount due to Graubard Miller.

Undertakings, page II-5

40.   We note you have included the undertakings for a registration statement relying
         on Rule 430A. Please confirm you intend to rely on Rule 430A.

Exhibits

41.   We note that a number of sections in your Exhibits are marked "Intentionally
         Omitted." Refer to Exhibit 1.1- Underwriting Agreement. Please either file a
         confidential treatment request for the portions of the Exhibits you wish to keep
         confidential or file unredacted versions of the Exhibits.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster, Accountant, at (202) 551-3446 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: David Alan Miller, Esq. (*via facsimile*)